Exhibit 99.69

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) dated as of April 23, 2019 is entered into by and among Prometic Life Sciences Inc., a Canadian corporation (the “Company”), and certain holders of securities of the Company party to this Agreement (collectively, the “Investor Parties”).

WHEREAS, the Company and the Investor Parties are party to that certain Private Placement Subscription Agreement, dated as of April 14, 2019 (the “Purchase Agreement”) pursuant to which the Company agreed to sell, and the Investor Parties agreed to purchase, shares of the common stock of the Company (“Common Shares”); and

WHEREAS, as of the date hereof, the Investor Parties have purchased Common Shares pursuant to the Purchase Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree, as follows:

ARTICLE I

CERTAIN DEFINED TERMS

Section 1.1 DEFINITIONS. For purposes of this Agreement:

(a) “Affiliate” means, with respect to any Person, (i) any other Person of which securities or other ownership interests representing more than fifty percent (50%) of the voting interests are, at the time such determination is being made, owned, Controlled or held, directly or indirectly, by such Person or (ii) any other Person which, at the time such determination is being made, is Controlling, Controlled by or under common Control with, such Person. As used herein, “Control”, whether used as a noun or verb, refers to the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ownership of voting securities or otherwise.

(b) “Canadian Jurisdictions” means each province of Canada.

(c) “Canadian Securities Commissions” means the securities commissions or other securities regulatory authorities in each of the Canadian Jurisdictions.

(d) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

(e) “FINRA” means the Financial Industry Regulatory Authority, Inc.

(f) “Holder” means a Person that (i) is one of the Investor Parties or a permitted transferee thereof under Section 2.12 hereof and (ii) owns Registrable Securities.

(g) “Initial Public Offering” means the consummation of an initial underwritten public offering in the United States of Common Shares pursuant to an effective registration statement filed with the SEC (other than on Forms S-4, F-4 or S-8 or similar or successor forms) under the Securities Act.

(h) “MJDS” means the U.S./Canada Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Commissions.

(i) “Participating Holders” means Holders participating, or electing to participate, in an offering of Registrable Securities.

(j) “Person” means any individual, firm, corporation, company, partnership, trust, incorporated or unincorporated association, limited liability company, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

(k) “Registrable Securities” means the Common Shares held by Holders, whether held as of the date of this Agreement or hereafter acquired or issuable in respect of such Common Shares by way of conversion, dividend, stock-split, distribution or exchange, merger, consolidation, recapitalization or reclassification or similar transaction; provided, however, that such Common Shares shall cease to be Registrable Securities (A) upon the sale thereof pursuant to an effective Registration Statement, (B) upon the sale thereof pursuant to Rule 144, (C) when such securities cease to be outstanding, (D) for so long as such securities are eligible for immediate sale under Rule 144, without any time, volume or manner of sale limitations under such Rule or (E) when such securities have been sold in a private transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of such securities pursuant to the terms of this Agreement.

(l) “Registration Expenses” mean all expenses (other than Selling Expenses) arising from or incident to the performance of, or compliance with, this Agreement, including, without limitation, (i) SEC, stock exchange, FINRA and other registration and filing fees, (ii) rating agencies fees, (iii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iv) all printing (including financial printer), messenger and delivery expenses, (v) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including any expenses arising from any special audits or “comfort letters” required in connection with or incident to any registration), (vi) the fees, charges and disbursements of any special experts retained by the Company in connection with any registration pursuant to the terms of this Agreement,

(vii) all internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties), (viii) the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange and (ix) Securities Act liability insurance (if the Company elects to obtain such insurance), regardless of whether any Registration Statement filed in connection with such registration is declared effective. “Registration Expenses” shall also include fees, charges and disbursements of one (1) firm of counsel to all of the Participating Holders (which shall be selected by the Participating Holders holding a majority of the Registrable Securities to be registered or sold).

(m) “Registration Statement” means any registration statement of the Company filed with the SEC on the appropriate form (and, may include, for the avoidance of doubt, a Registration Statement on Form F-10 or other available form under MJDS) pursuant to the Securities Act which covers any of the Registrable Securities pursuant to the provisions of this Agreement and all amendments and supplements to any such registration statement, including post-effective amendments, in each case including the prospectus contained therein, all exhibits thereto and all materials incorporated by reference therein.

(n) “Rule 144” means Rule 144 under the Securities Act (or any successor provisions).

(o) “SEC” means the United States Securities and Exchange Commission.

(p) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

(q) “Selling Expenses” means the underwriting fees, discounts, selling commissions and stock transfer taxes applicable to all Registrable Securities registered by the Participating Holders.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1 PIGGYBACK REGISTRATIONS.

(a) Right to Include Registrable Securities. Each time that the Company proposes for any reason to register any of its equity interests under the Securities Act (whether or not for an Initial Public Offering, another underwritten public offering or other offering), either for its own account or otherwise, other than a rights offering or pursuant to a registration statement on Form S-4, F-4 or S-8 (or similar or successor forms) (a “Proposed Registration”), the Company shall promptly give written notice of such Proposed Registration to all of the Holders (which notice shall be given not fewer than fifteen (15) days prior to the expected filing date of the Company’s registration statement) and shall offer such Holders the right to request inclusion of any of such Holder’s Registrable Securities in the Proposed Registration. Any transactions effected pursuant to a Shelf Takedown Notice delivered under Section 2.2(b) shall not be subject to the provisions of this Section 2.1. The rights to piggyback registration may be exercised on an unlimited number of occasions.

(b) Piggyback Procedure. Each Holder shall have ten (10) days from the date of receipt of the Company’s notice referred to in Section 2.1(a) above to deliver to the Company a written request specifying the number of Registrable Securities such Holder intends to sell and such Holder’s intended method of disposition. Any Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Securities in any Registration Statement pursuant to this Section 2.1 by giving written notice to the Company of such withdrawal; provided, however, that except as provided in Section 2.4(a), the Company may ignore a notice of withdrawal made within forty-eight (48) hours prior to the time that commencement of marketing of securities is contemplated to occur pursuant to the Registration Statement. Subject to Section 2.4, the Company shall use its commercially reasonable efforts to include in such Registration Statement all such Registrable Securities so requested to be included therein; provided, however, that the Company may at any time withdraw or cease proceeding with any such Proposed Registration if it shall at the same time withdraw or cease proceeding with the registration of all other Registrable Securities originally proposed to be registered on such Proposed Registration.

(c) Underwritten Offering. In the event that the Proposed Registration by the Company is, in whole or in part, an underwritten public offering of securities of the Company, any each Holder participating in such registration shall be required to sell all Registrable Securities under such registration on the same terms and conditions as the securities otherwise being sold through underwriters under such registration.

Section 2.2 SHELF REGISTRATION.

(a) The Company shall prepare a Registration Statement in accordance with Rule 415(a)(1)(i) under the Securities Act, any other rule that permits offerings on a delayed or continuous basis (including in stock exchange transactions and underwritten offerings), or any similar rule that may be adopted by the SEC on Form F-10, Form S-1, Form F-1, Form S-3, Form F-3 or any other available form (a “Shelf Registration Statement”), and shall include in such initial Shelf Registration Statement all Registrable Securities unless a Holder requests that the Company not include some or all of its Registrable Securities in such initial Shelf Registration Statement at least two business days prior to the Nasdaq Listing Date. The Company shall use reasonable best efforts to have such initial Shelf Registration Statement declared effective by the SEC no later than the October 23, 2019 (“Nasdaq Listing Date”). The Company shall keep such Shelf Registration Statement continuously effective (including by filing a new Shelf Registration Statement if the initial Shelf Registration Statement expires) in order to permit the prospectus or any prospectus supplement related thereto to be lawfully delivered and the Shelf Registration Statement useable for resale of such Registrable Securities. The Company shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable the inclusion of Registrable Securities by any Holder upon receipt of a written request by such Holder.

(b) Subject to the provisions of Section 2.5, any Holder (an “Initiating Holder”) may at any time and from time to time request in writing (a “Shelf Takedown Notice”) (which request shall specify the Registrable Securities intended to be disposed of by the Initiating Holder and the intended method of distribution thereof) to sell pursuant to a prospectus supplement (a “Shelf Takedown Prospectus Supplement”) Registrable Securities of such Initiating Holder available for sale pursuant to an effective Shelf Registration Statement. The Company shall use its commercially reasonable efforts to, not later than the third (3rd) business day after the receipt of the Shelf Takedown Notice cause to be filed the Shelf Takedown Prospectus Supplement, unless such sale involves an underwritten offering, which is the subject of Section 2.2(c) below. Any request for a Shelf Takedown Prospectus Supplement may be withdrawn by the Initiating Holder prior to the filing thereof; provided that the Company shall be responsible for the expenses incurred prior to the time of withdrawal with respect to two (2) Shelf Takedown Prospectus Supplements in each twelve (12) month period and the Initiating Holder shall be responsible for the expenses incurred prior to the time of withdrawal with respect to any additional withdrawal during any such period.

(c) If the Initiating Holder intends to distribute the Registrable Securities subject to a Shelf Takedown Notice by means of an underwritten offering and the applicable securities are to be distributed on a firm commitment basis by or through one or more underwriters of recognized standing under underwriting terms appropriate for such transaction, then, within three (3) business days of the Company’s receipt of a Shelf Takedown Notice pursuant to Section 2.2(b), the Company shall give written notice to each Holder who has elected to be included in the Shelf Registration Statement informing such Holder of the Company’s intent to file such Shelf Takedown Prospectus Supplement and of such Holder’s right to request the addition of such Holder’s Registrable Securities to such Shelf Takedown Prospectus Supplement. The Company shall, subject to the provisions of Section 2.4, Section 2.5 and this Section 2.2(c), include in such Shelf Takedown Prospectus Supplement all Registrable Securities of each such Holder with respect to which the Company receives a written request for inclusion therein within three (3) business days after the notice contemplated by the immediately preceding sentence is given to the Holders.

Section 2.3 UNDERWRITERS.

(a) The managing underwriter(s) for any underwritten offering effected pursuant to Section 2.1 shall be one or more reputable investment banks selected by the Company in its reasonable discretion. The managing underwriter(s) for any underwritten offering effected pursuant to Section 2.2(c) shall be one or more reputable investment banks selected by the Initiating Holder and reasonably acceptable to the Company, which consent shall not be unreasonably withheld, delayed or conditioned. The right of any Holder to include such Holder’s Registrable Securities in any such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4), enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting pursuant to this Section 2.3.

Section 2.4 PRIORITY FOR REGISTRATION.

(a) General. Notwithstanding any other provision of this Agreement and subject to Section 2.4(b), Section 2.4(c) and Section 2.4(d), below, if the managing underwriter of an underwritten public offering determines in good faith and advises the Participating Holders and the Company in writing that the inclusion of all securities proposed to be included by the Company and all Registrable Securities proposed to be included by the Participating Holders would materially and adversely interfere with the successful marketing of such offering, then the Company will be obligated to include in such Shelf Takedown Prospectus Supplement or Registration Statement (as applicable), as to each Holder, only a portion of the Registrable Securities such Holder has requested be registered equal to the ratio which such Holder’s requested Registrable Securities bears to the total number of Registrable Securities requested to be included in any such Registration Statement by all Holders who have requested that their Registrable Securities be included in such Registration Statement; provided, however, that in the event of such cutback, the Participating Holders shall have the right to withdraw their request for inclusion of their Registrable Securities in any such Shelf Takedown Prospectus Supplement or Registration Statement (as applicable). To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest one hundred (100) shares.

(b) Shelf Takedown. It is acknowledged by the parties hereto that pursuant to Section 2.4(a) above, the securities to be included in any Shelf Takedown Prospectus Supplement pursuant to Section 2.2 shall be allocated: (i) first, to the Participating Holders; (ii) second, to the Company; and (iii) third, to any other holders of equity securities of the Company requesting registration of equity securities of the Company.

(c) Piggyback on Company Initiated Registration Statements. It is acknowledged by the parties hereto that pursuant to Section 2.4(a) above, the securities to be included in a registration initiated by the Company, including with respect to a Shelf Takedown Prospectus Supplement initiated by the Company, shall be allocated: (i) first, to the Company;

(ii) second, to the Participating Holders; and (iii) third, to any other holders of equity securities of the Company requesting registration of equity securities of the Company.

(d) Other Registrations. It is acknowledged by the parties hereto that pursuant to Section 2.4(a) above, the securities to be included in a registration initiated by holders of equity securities other than the Company or the Holders shall be allocated: (i) first, to the Participating Holders and the holders of equity securities initiating such registration; (ii) second, to the Company; and (iii) third, to any other holders of equity securities of the Company requesting registration of equity securities of the Company.

Section 2.5 REGISTRATION PROCEDURES.

(a) Obligations of the Company. Whenever registration of Registrable Securities is required pursuant to this Agreement, the Company shall use its commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as promptly as possible, and in connection with any such request, the Company shall:

(i) Preparation of Shelf Registration Statement; Effectiveness. With respect to the initial Shelf Registration Statement, prepare and file such Shelf Registration Statement with the SEC on any form on which the Company then qualifies, which counsel for the Company shall deem appropriate and pursuant to which such offering may be made in accordance with Section 2.2(a), and use its reasonable best efforts to cause such initial Shelf Registration Statement to become effective as contemplated by Section 2.2(a) and remain effective, current and up-to-date (including, for the avoidance of doubt, during and after any Initial Public Offering or other offering or registration, whether or not any Holders are participating in such offering or registration) until all Registrable Securities covered by such Shelf Registration Statement have been disposed of in accordance with the intended methods of disposition by the Holders thereof set forth in such Shelf Registration Statement. Notwithstanding the foregoing, the Company may suspend the use of a prospectus under a Shelf Registration Statement for a period not to exceed sixty (60) days in succession or one hundred twenty (120) days in the aggregate in any twelve-month period, in each case if the Board of Directors of the Company determines in good faith that because of bona fide business reasons (not including the avoidance of the Company’s obligations hereunder), including the acquisition or divestiture of assets, pending corporate developments and similar events, it is in the best interests of the Company to suspend the use of such Shelf Registration Statement, and prior to suspending such use, the Company provides the Participating Holders with written notice of such suspension, which notice need not specify the nature of the event giving rise to such suspension;

(ii) Participation in Preparation. Provide any Participating Holder, any underwriter participating in any disposition pursuant to a Registration Statement, and any attorney, accountant or other agent retained by any Participating Holder or underwriter (each, an “Inspector” and, collectively, the “Inspectors”), the reasonable opportunity to review and comment on such Registration Statement, each prospectus included therein or filed with the SEC and each amendment or supplement thereto;

(iii) Due Diligence. For a reasonable period prior to the filing of any Registration Statement pursuant to this Agreement, make available for inspection and copying by the Inspectors such financial and other information and books and records, pertinent corporate documents and properties of the Company and its subsidiaries and cause the officers, directors, employees, counsel and independent certified public accountants of the Company and its subsidiaries to respond to such inquiries and to supply all information reasonably requested by any such Inspector in connection with such Registration Statement, as shall be reasonably necessary, in the judgment of the respective counsel referred to in Section 2.5(a)(ii), to conduct a reasonable investigation within the meaning of the Securities Act;

(iv) General Notifications. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold, (A) when such Registration Statement or the prospectus included therein or any prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to any such Registration Statement or any post-effective amendment, when the same has become effective, (B) when the SEC notifies the Company whether there will be a “review” of such Registration Statement, (C) of any comments (oral or written) by the SEC and by the blue sky or securities commissioner or regulator of any state with respect thereto and (D) of any request by the SEC for any amendments or supplements to such Registration Statement or the prospectus or for additional information;

(v) 10b-5 Notification. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold pursuant to any Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act upon discovery that, or upon the happening of any event as a result of which, any prospectus included in such Registration Statement (or amendment or supplement thereto) contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (which notice shall notify the Participating Holders only of the occurrence of such an event and shall provide no additional information regarding such event to the extent such information would constitute material non-public information), and the Company shall promptly prepare a supplement or amendment to such prospectus and file it with the SEC (in any event no later than ten (10) days following notice of the occurrence of such event to each Participating Holder, the sales or placement agent and the managing underwriter) so that after delivery of such prospectus, as so amended or supplemented, to the purchasers of such Registrable Securities, such prospectus, as so amended or supplemented, shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

(vi) Notification of Stop Orders; Suspensions of Qualifications and Exemptions. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold of the issuance by the SEC of (A) any stop order issued or threatened to be issued by the SEC or (B) any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and the Company agrees to use commercially reasonable efforts to (x) prevent the issuance of any such stop order, and in the event of such issuance, to obtain the withdrawal of any such stop order and (y) obtain the withdrawal of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Securities included in such Registration Statement for sale in any jurisdiction at the earliest practicable date;

(vii) Amendments and Supplements; Acceleration. Promptly prepare and file with the SEC such amendments, including post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective, current and up-to-date for the applicable time period required hereunder and, if applicable, file any Registration Statements pursuant to Rule 462(b) under the Securities Act; cause the related prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the Securities Act; and comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or in such prospectus as so supplemented. If a majority in interest of the Participating Holders so request, promptly request acceleration of effectiveness of the Registration Statement from the SEC and any post-effective amendments thereto, if any are filed; provided that at the time of such request, the Company does not in good faith believe that it is necessary to amend further the Registration Statement in order to comply with the provisions of this subparagraph. If the Company wishes to further amend the Registration Statement prior to requesting acceleration, it shall have five (5) days to so amend prior to requesting acceleration;

(viii) Copies. Furnish as promptly as practicable (and as far in advance as reasonably practicable prior to filing) to each Participating Holder and Inspector prior to filing a Registration Statement or any supplement or amendment thereto, copies of such Registration Statement, supplement or amendment as it is proposed to be filed, and after such filing such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such Registration Statement (including each preliminary prospectus) and such other documents as each such Participating Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Participating Holder;

(ix) Blue Sky. Use commercially reasonable efforts to, prior to any public offering of the Registrable Securities, register or qualify (or seek an exemption from registration or qualifications) such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Participating Holder or underwriter may request, and to continue such qualification in effect in each such jurisdiction for as long as is permissible pursuant to the laws of such jurisdiction, or for as long as such Participating Holder or such underwriter, as the case may be, requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any Participating Holder to consummate the disposition in such jurisdictions of the Registrable Securities;

(x) Other Approvals. Use commercially reasonable efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the Participating Holders and underwriters to consummate the disposition of Registrable Securities;

(xi) Agreements. Enter into customary agreements (including any underwriting agreements in customary form, including any representations and warranties and lock-up provisions therein), and take such other actions as may be reasonably required in order to expedite or facilitate the disposition of Registrable Securities;

(xii) “Comfort” Letter. Obtain a “comfort” letter or letters from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing underwriter may reasonably request;

(xiii) Legal Opinion. Furnish, at the request of any underwriter of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the Holders, and the placement agent or sales agent, if any, thereof and the underwriters, if any, thereof, covering such legal matters with respect to the registration in respect of which such opinion is being given as such underwriter may reasonably request and as are customarily included in such opinions;

(xiv) SEC Compliance; Earnings Statement. Use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC and make available to its shareholders, as soon as reasonably practicable, but no later than sixteen (16) months after the effective date of any Registration Statement (as defined in Rule 168(c) under the Act), an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; provided, however, that for the avoidance of doubt the requirements of this Section 2.5(a)(xiv) shall be satisfied to the extent that such registration statement, reports, statements or other documents are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval System.

(xv) Certificates; Closing. Provide officers’ certificates and other customary closing documents;

(xvi) FINRA. Cooperate with each Participating Holder and each underwriter participating in the disposition of such Registrable Securities and underwriters’ counsel in connection with any filings required to be made with FINRA;

(xvii) Road Show. Cause appropriate officers as are requested by a managing underwriter to participate in a “road show” or similar marketing effort being conducted by such underwriter with respect to an underwritten public offering;

(xviii) Listing. Use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed;

(xix) Transfer Agent, Registrar and CUSIP. Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereto and a CUSIP number for all such Registrable Securities, in each case, no later than the effective date of such registration;

(xx) Sales or Transfers. Use commercially reasonable efforts to assist a Holder in facilitating any sales (including but not limited to private sales) or other transfers of Registrable Securities by, among other things, providing officers’ certificates and other customary closing documents reasonably requested by a Holder; and

(xxi) Commercially Reasonable Efforts. Use commercially reasonable efforts to take all other actions necessary to effect the registration of the Registrable Securities contemplated hereby.

(b) Seller Information. The Company may require each Participating Holder as to which any registration of such Holder’s Registrable Securities is being effected to furnish to the Company such information regarding such Holder and such Holder’s method of distribution of such Registrable Securities as the Company may from time to time reasonably request in writing. If a Holder refuses to provide the Company with any of such information on the grounds that it is not necessary to include such information in the Registration Statement, the Company may exclude such Participating Holder’s Registrable Securities from the Registration Statement if the Company provides such Participating Holder with an opinion of counsel to the effect that such information must be included in the Registration Statement and such Participating Holder continues thereafter to withhold such information. The exclusion of a Participating Holder’s Registrable Securities shall not affect the registration of the other Registrable Securities to be included in the Registration Statement.

(c) Notice to Discontinue. Each Participating Holder whose Registrable Securities are covered by a Registration Statement filed pursuant to this Agreement agrees that, upon receipt of written notice from the Company of the happening of any event of the kind described in Section 2.5(a)(v), such Participating Holder shall forthwith discontinue the disposition of Registrable Securities until such Participating Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.5(a)(v) or until it is advised in writing by the Company that the use of the prospectus may be resumed and has received copies of any additional or supplemental filings which are incorporated by reference into the prospectus, and, if so directed by the Company in the case of an event described in Section 2.5(a)(v), such Participating Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Participating Holder’s possession, of the prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement is to be maintained effective by the number of days during the period from and including the date of the giving of such notice pursuant to Section 2.5(a)(v) to and including the date when the Participating Holder shall have received the copies of the supplemented or amended prospectus contemplated by, and meeting the requirements of, Section 2.5(a)(v).

Section 2.6 EXCHANGE ACT REGISTRATION AND NASDAQ LISTING. The Company shall use reasonable best efforts to cause, no later than the Nasdaq Listing Date, its common shares (including all Registrable Securities) to be (i) registered under the Exchange Act (which may be accomplished, at the Company’s option, using MJDS forms) and (b) listed on the Nasdaq Global Select Market and shall thereafter use its reasonable best efforts to maintain such listing; provided that if the Company does not qualify for the Nasdaq Global Select Market, then the Company shall use its reasonable best efforts to cause its common shares (including all Registrable Securities) to be listed on the Nasdaq Global Market, or if the Company does not qualify for the Nasdaq Global Select Market or the Nasdaq Global Market, then the Company shall use its reasonable best efforts to cause its Common Shares (including all Registrable Securities) to be listed on the Nasdaq Capital Market, or if the Company does not qualify for the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market, then the Company shall use its reasonable best efforts to cause its Common Shares (including all Registrable Securities) to be listed on any stock exchange that is designated by Holders of a majority of the Registrable Securities then outstanding. Except as otherwise provided herein, all Registration Expenses shall be borne by the Company. For the avoidance of doubt, the Company’s reasonable best efforts in connection with this Section 2.6 shall include any necessary stock-splits, reverse stock splits, stock dividends or other corporate actions necessary or appropriate to obtain a listing.

Section 2.7 REGISTRATION EXPENSES. Except as otherwise provided herein, all Registration Expenses shall be borne by the Company. All Selling Expenses relating to Registrable Securities registered shall be borne by the Participating Holders of such Registrable Securities pro rata on the basis of the number of Registrable Securities so registered.

Section 2.8 INDEMNIFICATION.

(a) Indemnification by the Company. To the fullest extent permitted by applicable law, the Company agrees, notwithstanding termination of this Agreement, to indemnify and hold harmless, each Holder, each of their directors, officers, employees, advisors, agents and general or limited partners (and the directors, officers, employees, advisors and agents thereof), and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any of such Persons, and each underwriter and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any underwriter (collectively, “Holder Indemnified Parties”) from and against any and all losses, claims, damages, expenses (including, without limitation, reasonable costs of investigation and fees, disbursements, legal expenses and any other charges of counsel, any amounts paid in settlement effected with the Company’s consent, which consent shall not be unreasonably withheld or delayed and any costs incurred in enforcing the Company’s indemnification obligations hereunder) or other liabilities (collectively, “Losses”) to which any such Holder Indemnified Party may become subject under the Securities Act, Exchange Act, any other federal law, any state or common law or any rule or regulation promulgated thereunder or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) are resulting from or arising out of or based upon (i) any untrue, or alleged untrue, statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus (as amended or supplemented) or any document incorporated by reference in any of the foregoing or resulting from or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made), not misleading or (ii) any violation by the Company of the Securities Act, Exchange Act, any other federal law, any state or common law or any rule or regulation promulgated thereunder applicable to the Company or otherwise incident to any registration, qualification or compliance and in any such case, the Company will promptly reimburse each such Holder Indemnified Party for any Losses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability, action or investigation or proceeding; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, nor shall the Company be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Holder Indemnified Party in writing specifically for use in any Registration Statement, preliminary prospectus, prospectus, free writing prospectus or prospectus supplement, as applicable, or by such Holder Indemnified Party’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto to the extent such delivery is required by law, after the Company has furnished such Holder Indemnified Party with a sufficient number of copies of the same. Such indemnity obligation shall survive the transfer of Registrable Securities by such Holder Indemnified Parties.

(b) Indemnification by Holders. In connection with any proposed registration in which a Holder is participating pursuant to this Agreement, each such Holder shall furnish to the Company in writing such information with respect to such Holder as the Company may reasonably request or as may be required by law for use in connection with any Registration Statement or prospectus or preliminary prospectus to be used in connection with such registration and each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, any underwriter retained by the Company and their respective directors, officers, partners, employees, advisors and agents, and each Person who controls (within the meaning of the Securities Act or the Exchange Act) any of such Persons to the same extent as the foregoing indemnity from the Company to the Holder Indemnified Parties as set forth in Section 2.8(a) (subject to the exceptions set forth in the foregoing indemnity, the proviso to this sentence and applicable law), but only with respect to any such information furnished in writing by such Holder expressly for use therein; provided, however, that (i) the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of the Holders of a majority of the Registrable Securities subject to such settlement, which consent shall not be unreasonably withheld, conditioned or delayed and (ii) the liability of any Holder under this Section 2.8(b) shall be limited to the amount of the net proceeds received by such Holder in the offering giving rise to such liability. Such indemnity obligation shall survive the transfer of Registrable Securities by such Holder.

(c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification hereunder (the “Indemnified Party”) agrees to give prompt written notice to the indemnifying party (the “Indemnifying Party”) after the receipt by the Indemnified Party of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which the Indemnified Party intends to claim indemnification or contribution pursuant to this Agreement; provided, however, that, the failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability that it may have to the Indemnified Party hereunder unless and to the extent such Indemnifying Party is materially prejudiced by such failure. If notice of commencement of any such action is given to the Indemnifying Party as above provided, the Indemnifying Party shall be entitled to participate in and, to the extent it may wish, jointly with any other Indemnifying Party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such Indemnified Party. The Indemnified Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Indemnified Party unless (i) the Indemnifying Party agrees to pay the same, (ii) the Indemnifying Party fails to assume the defense of such action with counsel satisfactory to the Indemnified Party in its reasonable judgment or (iii) the named parties to any such action (including, but not limited to, any impleaded parties) reasonably believe that the representation of such Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate under applicable standards of professional conduct. In the case of clauses (ii) and (iii) above, the Indemnifying Party shall not have the right to assume the defense of such action on behalf of such Indemnified Party. No Indemnifying Party shall be liable for any settlement entered into without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any Indemnified Party. The rights afforded to any Indemnified Party hereunder shall be in addition to any rights that such Indemnified Party may have at common law, by separate agreement or otherwise.

(d) Contribution. If the indemnification provided for in this Section 2.8 from the Indemnifying Party is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses referred to herein, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative faults of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the Indemnifying Party’s and Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 2.8(d) shall be limited to the amount of the net proceeds received by such Holder in the offering giving rise to such liability. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in clauses (a), (b) and (c) of this Section 2.8, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 2.8(d).

Section 2.9 RULES 144, 144A, 903 AND 904; OTHER EXEMPTIONS. With a view to making available to the Holders the benefits of Rules 144, 144A, 903 and 904 promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit a Holder to sell securities of the Company without registration, the Company covenants that it shall use its commercially reasonable efforts to (i) file in a timely manner all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder; (ii) not make, or permit any of its Affiliates to make, any “directed selling efforts” (as defined in Rule 902(c) under the Securities Act), it being understood that this subparagraph (ii) shall not prohibit activities made in connection with any offering of securities of the Company pursuant to the Securities Act or pursuant to the exemption from registration provided by Rule 144A thereunder or a listing on a U.S. national securities exchange; (iii) within thirty (30) days after the end of the Company’s fiscal year, reasonably determine whether there is “substantial U.S. market interest” (as defined in Rule 902(j) under the Securities Act) (“SUSMI”) in the Common Shares and within such period notify the Holders in writing whether there is SUSMI in the Common Shares; and (iv) take such further action as each Holder may reasonably request (including, but not limited to, providing any information necessary to enable holders to comply with Rules 144, 144A, 903 or 904, if available with respect to resales of the Registrable Securities under the Securities Act), at all times from and after the date hereof, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (x) Rules 144, 144A, 903 or 904 (if available with respect to resales of the Registrable Securities) under the Securities Act, as such rules may be amended from time to time or (y) any other rules or regulations now existing or hereafter adopted by the SEC. Upon the written request of a Holder, the Company shall deliver to the Holder a written statement as to whether it has complied with such requirements.

Section 2.10 CERTAIN LIMITATIONS ON REGISTRATION RIGHTS. No Holder may participate in an underwritten public offering under a Registration Statement hereunder unless such Holder completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents reasonably required under the terms of such underwriting arrangements, and agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting agreement approved by the Holder or Holders entitled hereunder to approve such arrangements; provided, however, that no such Holder shall be required to make any representations or warranties to the Company or the underwriters in connection with any such registration other than representations and warranties as to (i) such Holder’s ownership of its Registrable Securities to be sold or transferred, (ii) such Holder’s power and authority to effect such transfer and (iii) such matters pertaining to compliance with applicable securities laws (including, without limitation, any “clean hands” or similar representation) as may be reasonably requested; provided, further, that in no event shall any Holder be required to sign any agreement or agreements requested by an underwriter obligating such Holder not to effect dispositions of Common Shares except as provided in this Agreement.

Section 2.11 LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS. The Company represents and warrants that it has not granted registration rights on or prior to the date hereof (other than pursuant to this Agreement) and agrees that from and after the date hereof, it shall not, without the prior written consent of the Holders of at least fifty percent (50%) of the Registrable Securities then outstanding, enter into any agreement (or amendment or waiver of the provisions of any agreement) with any holder or prospective holder of any securities of the Company that would grant such holder registration rights that are more favorable or senior to those granted to the Investor Parties hereunder. The Company agrees that any holder or prospective holder granted registration rights in any such agreement shall be required to be subject to lock-up provisions if requested by the Company or underwriters no less stringent than those contained herein.

Section 2.12 TRANSFER OF REGISTRATION RIGHTS. The rights of a Holder hereunder may be transferred or assigned in connection with a transfer of Registrable Securities. Notwithstanding the foregoing, such rights may only be transferred or assigned provided that all of the following additional conditions are satisfied: (a) such transfer or assignment is effected in accordance with applicable securities laws; (b) such transferee or assignee agrees in writing to become subject to the terms of this Agreement; and (c) the Company is given written notice by such Holder of such transfer or assignment, stating the name and address of the transferee or assignee and identifying the Registrable Securities with respect to which such rights are being transferred or assigned.

Section 2.13 “MARKET STAND-OFF” AGREEMENT. Each Holder hereby agrees that, to the extent requested by the managing underwriter for an offering of securities by the Company, it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus or prospectus supplement relating to such offering and for a period not to exceed one hundred eighty (180) days in the case of an Initial Public Offering or ninety (90) days in the case of any subsequent offering, subject to customary exceptions, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Shares (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.13 shall not apply (a) to any offering effected prior to or on the date that is twelve (12) months from the date of this Agreement, unless (i) the Holder is given the opportunity to sell Registrable Securities in such offering and is able to complete the sale of not less than 25% of the total number of Registrable Securities that such Holder elected to include in such registration and (ii) all officers, directors and holders and beneficial owners of 5% or more of the then-outstanding Common Shares are subject to the same restrictions or (b) after the date that is twelve (12) months from the date of this Agreement unless all officers, directors and holders and beneficial owners of 5% or more of the then-outstanding Common Shares are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.13 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.13 or that are necessary to give further effect thereto and each Holder further agrees to cause any director affiliated with or appointed by such Holder to execute any lock-up or similar agreement reasonably requested by the Company or the managing underwriter of any offering if such Holder is obligated to execute a lock-up or similar agreement pursuant to this Section 2.13. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or any underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

ARTICLE III

GENERAL PROVISIONS

Section 3.1 ENTIRE AGREEMENT. This Agreement and any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.

Section 3.2 ASSIGNMENT; BINDING EFFECT. Except as otherwise provided in Section 2.12, no party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.

Section 3.3 NOTICES. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and shall be given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, by facsimile transmission or by electronic mail, to the address listed for each party in the Purchase Agreement (or to such other address as any party may give in a notice given in accordance with the provisions hereof). All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery, (ii) if sent by certified or registered mail, on the fifth (5th) business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (iv) if sent by facsimile, upon the transmitter’s confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient’s time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day or (v) if sent by electronic mail, upon the recipient’s confirmation of receipt (which may be by an electronic mail reply or by any other method for which notice is permitted to be provided in this Section 3.3). Notices, requests and other communications sent in any other manner will not be effective.

Section 3.4 SPECIFIC PERFORMANCE; REMEDIES. Each party acknowledges and agrees that the other parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction, injunctions or other equitable relief to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in New York City, New York having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

Section 3.5 SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

(a) Submission to Jurisdiction. Any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall only be brought in any state or federal court sitting in New York City, New York, and each party consents to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such action, suit or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such, action, suit or proceeding in any such court or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, service of process on such party as provided in Section 3.3 shall be deemed effective service of process on such party. Notwithstanding anything contained herein to the contrary, in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified.

(b) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES THAT ANY DISPUTE THAT MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY EXPRESSLY WAIVES ITS RIGHT TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL ACTIONS, SUITS AND PROCEEDINGS

THAT RELATE TO THE SUBJECT MATTER OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY REPRESENTS THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND WITH THE ADVICE OF COUNSEL HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND REPRESENTATIONS IN THIS SECTION 3.5(b).

Section 3.6 GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law principles.

Section 3.7 HEADINGS. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

Section 3.8 AMENDMENTS. This Agreement may not be amended or modified without the written consent of the Company and the Holders of at least fifty percent (50%) of the Registrable Securities then outstanding; provided, however, that any amendment or modification that adversely affects the rights of one or more Holders of Registrable Securities under this Agreement, in their capacity as such, in a manner that is materially different from the manner in which such amendment or modification affects the rights of other Holders of Registrable Securities under this Agreement, in their capacity as such, shall require the consent of each such adversely affected Holder.

Section 3.9 EXTENSIONS; WAIVERS. Any party may, for itself only, (a) extend the time for the performance of any of the obligations of any other party under this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver will be valid only if set forth in a writing signed by the party to be bound thereby. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any party to exercise any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

Section 3.10 SEVERABILITY. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.

Section 3.11 COUNTERPARTS; EFFECTIVENESS. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of determining whether a party has signed this Agreement or any document contemplated hereby or any amendment or waiver hereof, only a handwritten original signature on a paper document or a “pdf” or facsimile copy of such a handwritten original signature shall constitute a signature, notwithstanding any law relating to or enabling the creation, execution or delivery of any contract or signature by electronic means.

Section 3.12 CONSTRUCTION. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any law will be deemed to refer to such law as in effect on the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any party has breached any covenant contained herein in any respect, the fact that there exists another covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached will not detract from or mitigate the fact that the party is in breach of the first covenant. Time is of the essence in the performance of this Agreement.

Section 3.13 ATTORNEYS’ FEES. If any dispute among any parties arises in connection with this Agreement, the prevailing party in the resolution of such dispute in any action or proceeding will be entitled to an order awarding full recovery of reasonable attorneys’ fees and expenses, costs and expenses (including experts’ fees and expenses and the costs of enforcing this Section 3.13) incurred in connection therewith, including court costs, from the non-prevailing party.

Section 3.14 ADJUSTMENTS FOR STOCK SPLITS, ETC.. Wherever in this Agreement there is a reference to a specific number of shares of the Company’s capital stock of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement will automatically be proportionally adjusted to reflect the effect of such subdivision, combination or stock dividend on the outstanding shares of such class or series of stock.

Section 3.15 TERM.. This Agreement shall terminate (a) after six (6) years from the date of this Agreement and (b) with respect to a Holder, on the date on which such Holder ceases to hold Registrable Securities. Notwithstanding any termination of this Agreement, including with respect to a Holder, each Holder’s and the Company’s rights and obligations pursuant to Section 2.8, as well as the Company’s obligations to pay expenses pursuant to Section 2.7, shall survive with respect to any Registration Statement in which any Registrable Securities of any such Holder is included.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE COMPANY:

PROMETIC LIFE SCIENCES INC.

By:	(s) Simon Best
Name: Simon Best
Title: Interim President and CEO

Signature Page to Registration Rights Agreement

CONSONANCE CAPITAL MASTER
ACCOUNT L.P., by its investment manager,
Consonance Capital Management LP

By:	(s) Benny Soffer
Name: Benny Soffer
Title: Partner and Portfolio Manager

P CONSONANCE OPPORTUNITIES LTD., by its investment manager, Consonance Capital Opportunity Fund Management LP

By:	(s) Benny Soffer
Name: Benny Soffer
Title: Partner and Portfolio Manager

Signature Page to Registration Rights Agreement